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ROCHE HOLDING 82-3315

Investor Update

Roche

06017528

PROCESSED
OCT 24 2006
THOMSON FINANCIAL

OCT 10 2006

SUPPL

Basel, 05 October 2006

Plexxikon and Roche enter partnership to develop targeted cancer therapeutic medicine PLX4032

Plexxikon Inc. and Roche today announced they have entered into an agreement to develop and commercialize PLX4032, Plexxikon's investigational targeted cancer therapy which selectively inhibits B-Raf^{V600E}, a mutated form of the *BRAF* kinase gene. The *BRAF*^{V600E} gene has been associated with increased tumor aggressiveness and decreased survival in many types of cancers and is a common cancer-causing kinase gene. The *BRAF*^{V600E} gene is found in approximately 70% of malignant melanomas and a large number of colorectal and thyroid tumors. PLX4032 may offer a new treatment modality for the estimated 100,000 cancer patients in the United States who carry the *BRAF*^{V600E} gene. Plexxikon filed an Investigational New Drug (IND) application for PLX4032 in September 2006, and plans to initiate a phase 1 clinical trial by the end of this year.

Separately, Roche Molecular Diagnostics, a business unit of Roche Diagnostics, and Plexxikon announced they will collaborate on development of an in vitro assay to screen for the presence of the *BRAF*^{V600E} mutation in biological samples taken from patient tumors. An assay that correlates the presence of this mutation with clinical outcome may aid clinical development of PLX4032.

"As one of the leading pharmaceutical companies in oncology, together with their commitment to personalized medicine, Roche makes an ideal partner for the development of this unique compound, " said K. Peter Hirth, Ph.D., chief executive officer of Plexxikon Inc. "We believe PLX4032 could be a first-in-class oral cancer therapeutic which selectively targets an oncogenic protein found only in diseased tissue. Along with our Phase 2 diabetes product and preclinical stage portfolio in multiple therapeutic areas, PLX4032's entry into development further validates Plexxikon's discovery platform for novel drug candidates."

dlw 10/18

"There is a growing body of evidence demonstrating that agents such as PLX4032, which selectively inhibit activated kinases, are increasingly useful in treating cancer and improving

F. Hoffmann-La Roche Ltd CH-4070 Basel
Investor Relations
email: investor.relations@roche.com
Tel. +41-(0)61-688 88 80
Fax +41-(0)61-691 00 14
http://ir.roche.com

patient outcomes," said Peter Hug, Roche's Global Head of Pharma Partnering. "We are very excited to partner with Plexxikon for the development of PLX4032 and other B-Raf^{V600E} targeted compounds. This could be a further example of the potential of personalized medicine. With our combined expertise in diagnostic and therapeutic development as well as commercialization, we are confident in our capability to develop this potential drug to make a difference to patients' lives."

Plexxikon Roche Collaboration

Under the terms of the agreement, Roche will pay Plexxikon $40 million as an upfront payment and a further $6 million in guaranteed research funding over the next two years. In addition, Plexxikon could potentially receive up to approximately $660 million over the term of the collaboration based on the successful completion of a series of development and commercial milestones for multiple indications and/or multiple compounds, as well as royalties on potential product sales.

Also under the collaboration, Roche and Plexxikon will jointly develop PLX4032 and follow on compounds targeting other *BRAF* resistance mutations. Plexxikon has filed an IND application for PLX4032, and will conduct a phase 1 dose escalation study in patients with cancer, including melanomas. Roche will have a worldwide, exclusive license to develop and commercialize PLX4032, in addition to other anticancer compounds resulting from the partnership. Plexxikon retains the right to co-promote any product in the collaboration in the United States.

About PLX4032

PLX4032 is a selective inhibitor of the B-Raf^{V600E} kinase found in over 70% of malignant melanomas, a large percentage of colorectal and thyroid cancers and many other tumor types. In preclinical studies in both melanoma and colorectal cancer models, PLX4032 reduces tumor size and slows the progression of the tumors even after the completion of treatment, without evidence of side effects. Highly selective against B-Raf^{V600E} compared to a panel of over 70 other kinases, PLX4032 is designed to work specifically on cancer cells, leaving healthy cells untouched in contrast to chemotherapeutic agents.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life.

Roche is a world leader in diagnostics, a leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2005 sales by the Pharmaceuticals Division totaled 27.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.2 billion Swiss francs. Roche employs roughly 70,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet (www.roche.com).

About Plexxikon

Plexxikon is a leader in the discovery and development of novel small molecule pharmaceuticals to treat human disease. Plexxikon's proprietary Scaffold-Based Drug Discovery™ platform is being applied to build therapeutic franchises in metabolic and cardiovascular disease, inflammation and oncology. This discovery process integrates a number of state-of-the-art technologies, including structural screening as one key component that provides a significant competitive advantage over other drug discovery approaches. To date, the company has discovered a portfolio of clinical and preclinical stage compounds in each of these franchises.

Currently, the company's most advanced program is a PPAR pan-agonist for the treatment of diabetes and related cardiovascular complications, with the lead candidate now in Phase 2 clinical testing in collaboration with Wyeth Pharmaceuticals. Other discovery programs include a dual kinase inhibitor for the treatment of rheumatoid arthritis and other inflammatory diseases and a renin inhibitor for hypertension in collaboration with Servier. Plexxikon is seeking pharmaceutical and biotechnology partners for select collaboration opportunities. For more information, please visit www.plexxikon.com.

Forward-Looking Statements

This press release contains forward-looking statements. Such forward-looking statements, include, among others, those relating to the successful development, approval and launch of a product from PLX4032; the potential receipt by Plexxikon of substantial payments by successfully fulfilling certain development and commercial milestones for multiple indications and/or multiple compounds and successful launch of a product in the U.S. and other countries; that PLX4032 will be successfully developed and approved as a product which may be sold to the public; that Plexxikon will receive royalties from sales of this product, if successfully launched and that this product, if developed, could represent a significant step forward in treating patients. These statements are based on current expectations of future events. Forward-looking statements are not guarantees of performance. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from expectations and projections.

These forward looking statements are subject to numerous risks and uncertainties. These risks and uncertainties include but are not limited to, general industry conditions and competition; obtaining U.S. and other countries regulatory approvals; health care changes in the U.S. and other countries; unexpected outcomes; product efficacy or safety concerns; product manufacturing issues; successful marketing of the product if developed; superior products being brought to market; loss of key employees; government reimbursement issues; economic conditions; technological advances and patents attained by competitors; manufacturing and supply disruptions; challenges inherent in new product development, including obtaining regulatory approvals; challenges to patents by competitors or allegations that the product infringes the patents of third parties; U.S. and other countries health care reforms; governmental laws and regulations; product liability claims or litigation risks; governmental investigations; and trends toward health care cost containment. These risks and uncertainties also include the risks that clinical trials may not proceed as planned due to technical, scientific, or patient enrollment issues, or disagreements with regulatory authorities over trial design or other matters; that the scale and scope of future clinical and nonclinical studies may change and will be determined in significant part by data collected in ongoing and future trials; that further clinical studies may not reflect the results obtained in early clinical and nonclinical studies; that ongoing nonclinical studies, including toxicology studies, will yield currently unanticipated negative outcomes that could adversely affect planned clinical trials; that results from the clinical trials will be insufficient to support additional phase programs without additional trials and consequent delay in the timetable for potential approval; and that any potential product may not achieve sales sufficient to earn the royalties referenced above. The foregoing list sets forth many, but not all, of the factors that could impact upon the ability to achieve results described in any forward-looking statements. It is not possible to predict or identify all such factors and should not consider this list to be a complete statement of all potential risks and uncertainties. Neither company assumes any obligation to update any forward-looking statements as a result of new information or future events or developments.

Roche IR Contacts:

Dr. Karl Mahler
Phone: +41 (0)61 687 85 03
e-mail: karl.mahler@roche.com

Eva Schäfer-Jansen
Phone: +41 (0)61 688 66 36
e-mail: eva.schaefer-jansen@roche.com

Dianne Young
Phone: +41 (0)61 688 93 56
e-mail: dianne.young@roche.com

Dr. Zuzana Dobbie
Phone: +41 (0)61 688 80 27
e-mail: zuzana.dobbie@roche.com

North American investors please contact:

Thomas Kudsk Larsen
Phone: +41 (0)61 687 05 17
Mobile phone: +41 (0)79 829 15 07
e-mail: thomas_kudsk.larsen@roche.com

General inquiries:

International: +41 (0) 61 688 8880
North America: +1 973 562 2233
e-mail: investor.relations@roche.com

Roche - Investor Update

Investor Update

Basel, 05 October 2006

Fuzeon combined with new investigational HIV drug results in remarkably high number of HIV patients achieving undetectable viral load
Results unveiled at ICAAC show that over 90% of treatment-experienced patients achieve treatment goal of undetectable viral load

Roche today announced new clinical data demonstrating that 90 to 95 percent of treatment-experienced HIV patients who initiate therapy with Fuzeon (enfuvirtide) and the investigational integrase inhibitor MK-0518 can achieve undetectable levels of HIV (less than 400 copies per mL of blood)[1]. Such response rates have never been achieved in clinical trials of HIV patients living with drug-resistant virus. This significant antiviral effect achieved by adding Fuzeon to other new drugs, known as the "Fuzeon effect", has been consistently demonstrated across a number of studies[2]. These data were presented at the 46th annual Interscience Conference on Antimicrobial Agents and Chemotherapy (ICAAC)

"These remarkable results show us that by partnering Fuzeon and a novel integrase inhibitor, treatment-experienced patients can have a similar chance to achieve the ultimate goal of treatment, undetectable viral load, as treatment-naïve patients," said Dr Anton Pozniak, the Chelsea and Westminster Hospital, London. "Today, we already see that using Fuzeon with darunavir or tipranavir, we have the right drugs to help us achieve the treatment goal of undetectable viral load in the majority of treatment-experienced patients. But more importantly we look set to achieve this goal of undetectable in more patients in the future with the availability of Fuzeon and exciting novel agents such as MK-0518."

About the results presented at ICAAC
Investigators reported results of a 24-week, Phase II, Merck-sponsored study of MK-0518 in treatment-experienced patients with resistance to protease inhibitors, nucleoside analogues and non-nucleoside analogues. Patients received one of three doses of MK-0518 (200 mg, 400 mg or 600 mg) twice-daily in combination with an optimised background regimen of anti-HIV drugs. In the subset of patients who received Fuzeon for the first time in their drug regimen, 90 to 95 percent of 32 subjects achieved undetectable HIV, compared to 60 to 70 percent of 82 subjects who received MK-0518 without Fuzeon. Fuzeon usage was associated with dramatically increased response rates in the study by approximately 50 percent.

Compliment new treatment guidelines
These findings are consistent with the recently updated HIV treatment guidelines, which emphasise undetectability as the goal of therapy in treatment-experienced patients, as well as the need to initiate multiple active anti-HIV agents simultaneously in order to achieve this goal[3-5]. Recent clinical trials have convinced the authors of the guidelines that undetectable viral load should be the goal for all treatment-experienced patients. These trials, including POWER and RESIST, confirm the efficacy of the new drugs darunavir and tipranavir and

emphasise that Fuzeon should be the cornerstone to achieve undetectable levels of virus for treatment-experienced patients.

About Roche
Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, a leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2005 sales by the Pharmaceuticals Division totaled 27.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.2 billion Swiss francs. Roche employs roughly 70,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet (www.roche.com).

References:
1. Grinsztejn, B, Nguyen, B-Y.; Katlama, C et al. Potent Antiretroviral Effect of MK-0518, a Novel HIV-1 Integrase Inhibitor, in Patients with Triple-class Resistant Virus: 24 Week Data. Data presented at ICAAC 2006
2. Youle M, Staszewski S, Clotet B et al. Concomitant use of an active boosted protease inhibitor with enfuvirtide in treatment-experienced, HIV-infected individuals: recent data and consensus recommendations. HIV Clinical Trials 2006: 7: 86-96.
3. The Panel on Clinical Practices for Treatment of HIV Infection convened by the Department of Health and Human Services (DHHS). Guidelines for the Use of Antiretroviral Agents in HIV-1-Infected Adults and Adolescents. May 4, 2006 http://AIDSinfo.nih.gov (accessed August 10 2006).
4. Recommandations du groupe d'experts sous la direction du Professeur Patrick Yeni réalisé avec le soutien du Ministère de la Santé et des Solidarités. Prise en charge médicale des personnes infectées par le VIH. 2006: 46
5. Hammer S, et al. Treatment for adult HIV infection: 2006 recommendations of the International AIDS Society – USA panel. JAMA, 2006;296:827-843

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